UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 20, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           )
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):           )
               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
               (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:
Name  Stuart MacKenzie
Title:  Group Secretary
Date: April 20, 2010

20 April 2010
Response to Newcrest letter
The Board of LGL notes the letter which Newcrest released to the Australian Securities Exchange earlier today. The Board is giving the letter due consideration.
We will keep the market updated in accordance with our disclosure obligations.
For further information please contact:

Joe Dowling GM Corporate Affairs +61 421 587755	Richard Phillips Greenhill Caliburn +61 3 9935 6806
Robert Dunlop
Executive Director
Macquarie Capital Advisers
+61 3 9635 8246

Lihir Gold Limited Incorporated in Papua New Guinea ARBN 069 803 998	Phone: +675 321 7711 Fax: +675 321 4705 Website: www.LGLgold.com	7th Floor, Pacific Place Cnr. Champion Parade & Musgrave Street PO Box 789 Port Moresby NCD 121 Papua New Guinea